
First Hill

Alex Hudson

Executive Director at Transportation Choices Coalition

Seattle, Washington · 379 connections · See contact info

Transportation Choices C...

Western Washington Univ...

About

I'm passionate about urban planning, community-building, and policy that creates safe, healthy, and accessible cities for all people.
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Experience

Executive Director
Transportation Choices Coalition
Aug 2018 – Present · 11 mos
Greater Seattle Area

Working strategically and collaboratively towards affordable, walkable, bike-friendly, vibrant communities connected by transit for all Washingtonians.

Executive Director
First Hill Improvement Association
Mar 2014 – Aug 2018 · 4 yrs 6 mos
Seattle

I lead work towards our mission of creating a safe, welcoming, and vibrant First Hill where all people can thrive.

Urban Design and Public Space. First Hill is Seattle's densest residential neighborh... See more

Co-Founding Editor
Seattlish
Jun 2013 – Apr 2017 · 3 yrs 11 mos
Greater Seattle Area

I develop and edit highly shareable Seattle-specific content for multiple web platforms including tumblr, facebook, and twitter. Which is a really fancy way of saying I write things people care about, straight from the city they love. With gifs, lots of gifs.
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Communications Manager
Community Attributes
Oct 2010 – Mar 2014 · 3 yrs 6 mos
Greater Seattle Area

• Manage communications including report drafting, copy editing and document formatting, writing newsletters and memos, design promotional materials and presentations
• Administer and track employment and project contracts
• Provide HR support including pre-employment screening, new employee training,... See more

Town Hall Seattle

Sep 2009 – Mar 2012 · 2 yrs 7 mos
Greater Seattle Area

• Lead house manager for multi-venue non-profit arts event hall with 1,300-seat capacity
• Managed events; building prep, talent and box office coordination, facilities management, AV support and stage management
• Coordinated event teams of up to 5 staff; HR assistance including hiring, training ... See more

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Education

Western Washington University
BA, Political Science, Sociology, Economics
2003 – 2007
Activities and Societies: ACLU, Drug Information Center

In addition to earning a B.A. in Political Science with minors in Sociology and in Economics, I was an active member of my school community. I founded and was the President of the WWU ACLU-WA Club, the Director of the Drug Information Center, sat on boards include the Student Health and Wellness Committee, the Associated Students Publicity Committee and the Academic Freedom Committee.

I was named the 2007 Associated Students Employee of the Year for my outreach efforts to bring harm reduction health-based education about drugs and alcohol to students through my column in the AS Review, The Weekly Buzz.

Western Washington University

Volunteer Experience

Board Member
Freeway Park Neighborhood Association
Dec 2013 – Present • 5 yrs 7 mos
Arts and Culture

I sit of the Freeway Park Neighborhood Association as a First Hill neighborhood member. I bring a unique PR/Marketing perspective to our group, whose mission it is to create a vibrant and safe Freeway Park for the neighborhood and the city.

Board Member - Service Advisory Committee
Seattle International Film Festival
Jan 2013 – Jan 2014 • 1 yr 1 mo
Arts and Culture

I sit on the Service Advisory Committee (SAC) for the Seattle International Film Festival. The SAC is comprised of 10 volunteers who address SIFF volunteer interests and needs through outreach and advocacy.

Community Involvement Commissioner
City of Seattle
Jun 2017 – Present • 2 yrs 1 mo
Politics

The Community Involvement Commission is comprised of 16 equity champions who work to ensure that City departments are creating and implementing equitable engagement strategies that lead to more relevant and impactful public participation. We also provide feedback on the development of City departments' community involvement plans.

Blogging · 14

Endorsed by **Hanna Brooks Olsen and 1 other who is highly skilled at this**

Endorsed by **4 of Alex's colleagues at Community Attributes Inc.**

Event Planning · 13

Endorsed by **Katherine Jardine, MLIS, who is highly skilled at this**

Endorsed by **3 of Alex's colleagues at Community Attributes Inc.**

Social Media · 10

Endorsed by **Sarah Anne Lloyd and 1 other who is highly skilled at this**

Endorsed by **2 of Alex's colleagues at Community Attributes Inc.**

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